EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

06014189

31st May, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

SEC MAIL PROCESSING RECEIVED JUN 06 2006 WASH, D.C. 185 SECTION

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 24th May 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 31st May 2006, confirming that Deutsche Bank AG and its subsidiaries have decreased their holding such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

VIA PR NEWSWIRE DISCLOSE

ER 06/46

Company Announcements Office,
London Stock Exchange.

31st May, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been notified in a letter dated 26th May 2006 and received on 31st May 2006 that, as at 26th May 2006, Deutsche Bank AG London, following a reclassification of their holdings on the basis of legal advice, ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231